U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


Form 3                                            ------------------------------
                                                  OMB Number     3235-0104
                                                  Expires:  December 31, 2001
                                                  Estimated average burden
                                                  hours per response . . . . 0.5
                                                  ------------------------------


Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of
1940

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

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1.   Name and Address of Reporting Person   2.   Date of Event Re-   4.  Issuer Name and Ticker or Trading Symbol
                                                 quiring Statement
John Hancock Financial Services, Inc.(a)         (Month/Day/Year)        Nexell Therapeutics Inc. ("NEXL")
                                                 February 1, 2000
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     (Last)       (First)      (Middle)     3.   IRS or Social Se-   5.  Relationship of Reporting Person to Issuer 6. If Amendment,
                                                 curity Number of                 (Check all applicable)               Date of
P.O. Box 111                                     Reporting Person        _____ Director        __X__ 10% Owner         Original
                                                                                                                    (Month/Day/Year)
_________________________________________          (Voluntary)           _____ Officer (give   _____ Other (specify
                (Street)                                                                title below)         below)
                                                    04-3483032                         _______________________

                                                                                                        7. Individual or
                                                                                                           Joint/Group Filing
                                                                                                           (Check Applicable Line)
                                                                                                           X Form Filed by One
                                                                                                          --- Reporting Person
                                                                                                             Form Filed by More than
Boston,           MA              02117                                                                   --- One Reporting Person
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 (City)         (State)           (Zip)                              Table 1 -- Non-Derivative Securities Beneficially Owned

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1.   Title of Security                            2.  Amount of Securities      3.  Ownership           4. Nature of Indirect
     (Instr. 4)                                       Beneficially Owned            Form:  Direct          Beneficial Ownership
                                                      (Instr. 4)                    (D) or Indirect        (Instr. 5)
                                                                                    (I)   (Instr.5)
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly                   (Over)
*If the form is filed by more than one reporting person, see Instructions 5 (b) (v)                                  SEC 1473 (3/99)


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FORM 3 (continued)                        Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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1.Title of Derivative Security   2.   Date Exer-     3. Title and Amount of      4.   Conver-   5. Owner-    6. Nature of Indirect
  (Instr. 4)                          cisable and       Securities Underlying         sion or      ship         Beneficial Ownership
                                      Expiration        Derivative Security           Exercise     Form of      (Instr. 5)
                                      Date              (Instr. 4)                    Price of     Deri-
                                      (Month/Day/                                     Deri-        vative
                                      Year)                                           vative       Security
                                                                                      Security

                                 -----------------------------------------------
                                 Date       Expira-                    Amount                      Direct
                                 Exer-      tion                       or                          (D) or
                                 cisable    Date          Title        Number                      Indirect
                                                                       of                          (I)
                                                                       Shares                      (Instr. 5)

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Series B Cumulative Convertible    11/24/99  (b)        Common Stock   10,909,091 (c)   $2.75          I         Owned by JHLICO (a)
Preferred Stock                                                           727,273 (d)
                                                                          363,636 (e)
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Class B Warrant to Purchase        11/24/99  12/16/04   Common Stock    1,428,571 (f)   $3.00          I         Owned by JHLICO (a)
                                                                           95,238 (g)
                                                                           47,619 (h)
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Class A Warrant to Purchas         11/24/04  12/16/04   Common Stock    2,857,142-0 (j)  $.01          I         Owned by JHLICO (a)
                                                            (i)           190,476-0 (k)
                                                                           95,238-0 (l)
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Explanation of Responses:

(a) Effective February 1, 2000, John Hancock Financial Services, Inc.
    became the parent of John Hancock Life Insurance Company ("JHLICO"), formerly named John Hancock Mutual Life Insurance Company ("JHMLICO"), JHMLICO and JHMLICO's direct wholly-owned subsidiary, John Hancock
    Variable Life Insurance Company ("JHVLICO") and JHVLICO's direct wholly-owned subsidiary, Investors Partner Life Insurance Company ("Partners") filed Form 3's on December 17, 1999 reporting their holdings in the Issuer.
(b) The Preferred Stock automatically converts to Common Stock on November 24, 2006.
(c) Owned by JHLICO. 30,000 shares of Series B Cumulative Convertible Preferred Stock are currently owned by JHLICO.
(d) Owned by JHVLICO. 2,000 shares of Series B Cumulative Convertible Preferred Stock are currently owned by JHVLICO.
(e) Owned by Partners. 1,000 shares of Series B Cumulative Convertible Preferred Stock are currently owned by Partners.
(f) Owned by JHLICO.
(g) Owned by JHVLICO.
(h) Owned by Partners.
(i) Number of shares of Common Stock into which Class A Warrants are exercisable depends on market price on November 24, 2004.
(j) Owned by JHLICO.
(k) Owned by JHVLICO.
(l) Owned by Partners.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

JOHN HANCOCK FINANCIAL
SERVICES, INC.

By:/s/Barry J. Rubenstein                                 February 10, 2000
-------------------------------------                     -----------------
Barry J. Rubenstein                                            Date
Vice President, Counsel, & Secretary

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

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                                                     Page 2      SEC 1473 (8/92)
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